SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Accretive Health, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00438V 103
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/ X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 15,019,679 shares, which constitutes approximately 16.5% of the 91,182,344 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 91,062,947 shares outstanding.

CUSIP No. 00438V 103

1.     Name of Reporting Person:

           FW Oak Hill Accretive Healthcare Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  14,850,282 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  14,850,282 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          14,850,282

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 16.3%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its general partner, Group VI 31, LLC.

CUSIP No. 00438V 103

1.     Name of Reporting Person:

           Group VI 31, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                         5.     Sole Voting Power:  14,850,282 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  14,850,282 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          14,850,282

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 16.3%

12.     Type of Reporting Person: PN
-------------------------------------------------------------------------------------
(1)  Power is exercised through its sole member and President, J. Taylor Crandall.

CUSIP No. 00438V 103

1.     Name of Reporting Person:

           J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  14,850,282 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  14,850,282 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          14,850,282

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 16.3%

12.     Type of Reporting Person: IN

-------------------------------------------------------------------------------------
(1)   Solely in his capacity as sole member and President of Group VI 31, LLC, sole general partner of FW Oak Hill Accretive Healthcare Investors, L.P. The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
..

CUSIP No. 00438V 103

1.     Name of Reporting Person:

           Mark A. Wolfson

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  -0-
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          59,127 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1% (2)

12.     Type of Reporting Person: IN

-------------------------------------------------------------------------------------
(1) Represents shares of the Issuer's common stock that may be acquired upon exercise of director stock options.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 91,122,074.

CUSIP No. 00438V 103

1.     Name of Reporting Person:

           Denis Nayden

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  50,000
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  50,000
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          110,270 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.1% (2)

12.     Type of Reporting Person: IN

-------------------------------------------------------------------------------------
(1) Includes 60,270 shares of the Issuer's common stock that may be acquired upon exercise of director stock options.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 91,123,217.

Item 1(a).     Name of Issuer.

The name of the issuer is Accretive Health, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of FW Oak Hill Accretive Healthcare Investors, L.P., a Delaware limited partnership ("FWOH"), Group VI 31, LLC, a Delaware limited liability company ("Group") and J. Taylor Crandall ("Crandall"), Mark A. Wolfson ("Wolfson"), and Denis Nayden ("Nayden") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of FWOH is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

The address of the principal business office or residence of Group is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

The address of the principal business office or residence of Crandall is 2775 Sand Hill Road, Suite 220, Menlo Park, California 94025.

The address of the principal business office or residence of Wolfson is 2775 Sand Hill Road, Suite 220, Menlo Park, California 94025.

The address of the principal business office or residence of Nayden is 65 East 55th Street, New York, New York 10022.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 00438V 103.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

FWOH

The aggregate number of shares of the Stock that FWOH owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,850,282, which constitutes approximately 16.3% of the outstanding shares of the Stock.

Group

The aggregate number of shares of the Stock that Group owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,850,282, which constitutes approximately 16.3% of the outstanding shares of the Stock.

Crandall

Because of his position as sole member and President of Group, the general partner of FWOH, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,850,282 shares of the Stock, which constitutes approximately 16.3% of the outstanding shares of the Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Wolfson

Because of his ownership of director stock options, Wolfson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 59,127 shares of the Stock.

Nayden

Because of his direct ownership of 50,000 shares of the Stock and his ownership of director stock options, Nayden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 110,270 shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

FWOH

FWOH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,850,282 shares of the Stock.

Group

Because of its position as the general partner of FWOH, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,850,282 shares of the Stock.

Crandall

Because of his position as sole member and President of Group, the general partner of FWOH, Crandall may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,850,282 shares of the Stock. The filing of this statement on Schedule 13G shall not be construed as an admission that Crandall is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Wolfson

Wolfson does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Nayden

Nayden has the power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii).  The identity of each of the Reporting Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:   February 10 , 2011

FW OAK HILL ACCRETIVE HEALTHCARE INVESTORS, L.P. By: Group VI 31, LLC, general partner By: /s/ Kevin G. Levy Kevin G. Levy, Vice President
GROUP VI 31, LLC By: /s/ Kevin G. Levy Kevin G. Levy, Vice President
/s/ Kevin G. Levy Kevin G. Levy, as Attorney-in-Fact for J. Taylor Crandall (1) /s/ Mark A. Wolfson MARK A. WOLFSON /s/ Denis Nayden DENIS NAYDEN

(1)     A Power of Attorney authorizing Kevin G. Levy to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.